UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report:  June 12, 2008
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-150682) ORIGINALLY FILED WITH THE SEC ON MAY 6, 2008.

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 28, 2007.
Item 6 — Exhibits
The following exhibits are filed as part of this Report:

10.1	Navion Gothernburg L.L.C and Navion Gothenburg AS Purchase Agreement
10.2	Navion Bergen L.L.C and Navion Bergen AS Purchase Agreement
10.3	Dampier Spirit L.L.C. Purchase Agreement
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.
Date: June 12, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)